AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998
                                              SECURITIES ACT FILE NO. 333-39839
                                       INVESTMENT COMPANY ACT FILE NO. 811-6156
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1

              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                               (NAME OF ISSUER)
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
               SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                  589945 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 ARTHUR ZEIKEL
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                            800 SCUDDERS MILL ROAD
                         PLAINSBORO, NEW JERSEY 08536
                                (609) 282-2800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                  COPIES TO:

  THOMAS R. SMITH, JR., ESQ.                    PATRICK D. SWEENEY, ESQ.
  BROWN & WOOD LLP                              MERRILL LYNCH ASSET MANAGEMENT
  ONE WORLD TRADE CENTER                        P.O. BOX 9011
  NEW YORK, NEW YORK  10048-0557                PRINCETON, NEW JERSEY 08543-9011

                              APRIL 21, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED
                      SENT OR GIVEN TO SECURITY HOLDERS)

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         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4 of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 4,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on April 21, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

         The Offer terminated at 12:00 midnight, New York time, on May 18, 1998 (the "Expiration Date"). Pursuant to the Offer, 600,663.964 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $11.40 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $6,847,569.189.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.

May 26, 1998                   By /s/ Terry K. Glenn
                                  --------------------
                                     (Terry K. Glenn, Executive Vice President)